

Medialink

INFLUENCING PERCEPTIONS

Medialink Worldwide Incorporated 2001 Annual Report

The selected consolidated financial data on this page has been derived from the Company's audited consolidated financial statements. The information should be read in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K. Certain acquisitions occurring in 1999, 1998 and 1997 have been accounted for under purchase accounting and accordingly are only reflected herein for dates and periods on and after the respective dates of acquisition. Additionally, all of the balances have been restated to reflect the merger with The Delahaye Group, Inc. which was accounted for as a pooling. See Note 3 of the Company's Consolidated Financial Statements.

	2001	2000	1999	1998	1997	1996
	(dollars in thousands except per share data)					
Revenue	**$48,420**	$56,474	$44,614	$43,511	$30,779	$18,911
Gross Profit	**30,722**	35,958	29,277	27,584	19,636	11,946
Selling, general and administrative expenses (a)	**34,275**	31,426	25,924	23,375	16,161	10,331
Loss from joint venture	**728**	1,079	234	—	—	—
Earnings before interest, taxes, depreciation and amortization (a)	**(708)**	6,346	5,483	6,112	4,535	2,016
Operating income (loss)	**(6,216)**	3,453	3,119	4,209	3,475	1,615
Income (loss) before provision for income taxes	**(6,348)**	3,532	3,339	4,548	3,865	1,552
Net Income (loss)	**(3,773)**	2,057	1,992	2,335	2,475	904
Pro forma earnings (loss) per share (b)	**$ (0.46)**	$ 0.35	$ 0.34	$ 0.39	$ 0.44	$ 0.25
Earnings (loss) per share	**$ (0.65)**	$ 0.35	$ 0.34	$ 0.39	$ 0.44	$ 0.25
Working capital	**$ 5,985**	$10,644	$11,117	$13,943	$14,490	$ 1,161
Assets	**40,813**	42,028	36,982	33,293	30,377	9,419
Long-term debt, net	**95**	157	233	779	687	748
Stockholders' equity	**$29,046**	$32,570	$29,887	$26,340	$22,506	$ 3,660

(a) 2001 selling, general and administrative expenses and earnings before interest, taxes, depreciation and amortization exclude restructuring, loss on sale of subsidiary and advisory charges of $634, $496 and $805, respectively.
(b) Pro forma earnings per share is defined as earnings per share excluding restructuring, loss on sale of subsidiary and advisory charges.

Gross Profit Margin
(in percent)


70
65
60
55
50
'96
'97
'98
'99
'00
'01

Revenue
(dollars in millions)


60
50
40
30
20
10
0
'96
'97
'98
'99
'00
'01



(left to right) Mark Weiner, Mary Buhay, Ivan Purdie, Laurence Moskowitz, J.Graeme McWhirter, Victor L. Lee, William McCarren

Dear Medialink Shareholders,

Medialink demonstrated its extraordinary capabilities as a leading media communications expert in the face of the economic slowdown in 2001 and the news dominance of the September 11 terrorist attacks. We served as crisis consultants, an international news broadcaster, print and broadcast distribution specialists and more. At the same time, we concentrated on streamlining our global operations, enhancing our marketshare and developing new service offerings to fulfill our clients' requirements.

We used 2001 to position Medialink firmly as the leading marketing service company focusing on influencing perceptions through the news media for our more than 3,000 clients. The year was highlighted by significant corporate events such as:

- the opening of our state-of-the-art broadcast studio in New York;
- signing a distribution agreement with Yahoo!;
- launching the Media Reputation Index (MRi™);
- combining the U.S. and International Broadcast groups and creating our Global Broadcast Services Group;
- receiving 24 coveted industry awards;
- expanding our corporate and global sales teams; and
- introducing new television, radio and online services.

Medialink currently benefits from the efforts of more than 300 dedicated professionals in our offices worldwide. In 2001, we added several key members to our corporate team, as well as experienced industry veterans to our global sales team. Some of the most respected communications industry experts have joined Medialink over the past few years, greatly strengthening our operations team, extending our distribution infrastructure and creating unprecedented breadth and depth of experience throughout the Company.

Historically, Medialink has fared extremely well during economic turnarounds and we expect to do so again. Looking forward to 2002, we have set the important financial goals of returning to positive operational cash flow and profitability before the end of the year. We intend to do this, in significant part, by introducing new service offerings, such as the recent launch of the industry's most comprehensive radio distribution package and our enhanced virtual conferencing tools, to name but a few.

Our marketplace recognizes us as an experienced leader in a vibrant and growing industry and the benchmark for marketing services companies worldwide. We remain focused on executing our vision of providing services that revolutionize corporate media communications. With the continued commitment of our employees and the level of support our shareholders demonstrated in 2001, we are poised to expand, prosper and realize our business goals.

In summary, our vision is focused on providing highly valued services to our clients, growing our industry-leading market share and rebuilding shareholder value. We are truly grateful that you have put your trust in us and, on behalf of Medialink, thank you for your strong support.

Laurence Moskowitz
Chairman, President and
Chief Executive Officer

J. Graeme McWhirter

J. Graeme McWhirter
Executive Vice President and
Chief Financial Officer

WHAT WOULD IT BE LIKE
TO GO TO WORK IN THE MORNING...

Medialink influences and enhances the public perception for its more than 3,000 clients by utilizing its news media expertise complemented by the industry's most extensive electronic distribution infrastructure and monitoring systems. The Company's clients are corporations and other organizations seeking to communicate their messages through the news media to audiences worldwide. Medialink specializes in working with clients to create, produce and distribute video news releases, audio news releases, satellite media tours, radio media tours, photography and all other forms of media communications appearing daily on television, radio, newspapers and the Internet.

   





KNOWING OVER 6 BILLION PEOPLE IN OVER 150 COUNTRIES DEPEND ON YOU...

Medialink quickly alerts and distributes its clients' news to more than 1,000 television, 10,000 radio and thousands of newspaper newsrooms worldwide. During 2001, Medialink generated more than 100,000 news segments worldwide, reaching a cumulative audience of more than 13 billion viewers and listeners in newscasts—not infomercials or advertising. Medialink continues to expand its distribution infrastructure through its U.S. Newswire division and strategic distribution agreements with leading media companies. Additionally, the Company delivers multi-media content to more than 7,500 online newsrooms through its Newstream.com joint venture.






DIE WELT



TO PROVIDE NEWS THAT COULD CHANGE THE WORLD IN WHICH THEY LIVE?

Clients choose Medialink because it uniquely combines production and distribution expertise with complete qualitative and quantitative communications monitoring, research and analysis services of the news media coverage they receive. For high-end analysis of corporate communications, clients turn to Delahaye Medialink, the research division of Medialink and the global leader in media communications research and analysis. Using data compiled from thousands of news sources, including electronic monitoring and press clipping services, Delahaye Medialink employs sophisticated statistical analyses to measure the quantity and quality of clients' print, broadcast and Internet news coverage, providing an accurate gauge of Return-on-Investment.







DELL

IT'S JUST ANOTHER DAY AT Medialink

Medialink's success is apparent in its rich and diverse client base and could only be achieved through its extremely talented and highly motivated employees. Medialink has a strong and experienced senior management team and, as a result, has been able to recruit from the world's most respected media organizations. Guided by experience and expertise, Medialink continues to revolutionize the way media communications is conducted.






UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2001

Commission File Number 0-21989

Medialink Worldwide Incorporated
(Exact name of registrant as specified in its charter)

Delaware	52-1481284
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

708 Third Avenue, New York, New York 10017
(Address of principal executive offices) (Zip Code)
(212) 682-8300
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: none.

Title of each class: Common Stock-$.01 par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of the voting stock held by non-affiliates of the registrant amounted to $14,015,538 at the close of business on March 26, 2002.

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the close of business on March 26, 2002: Common Stock – 5,946,686.

DOCUMENTS INCORPORATED BY REFERENCE

Applicable portions of the Proxy Statement for the Annual Meeting of Shareholders to be held on June 6, 2002 are incorporated by reference in Part III of this Form.

ITEM 1. BUSINESS.

GENERAL

Medialink Worldwide Incorporated ("Medialink") is a global leader in corporate media communications services. Medialink is a publicly traded company (Nasdaq: MDLK) based in New York, with offices in 10 cities worldwide including an international base in London. Medialink uniquely blends its creative and production expertise with established news media credibility, proprietary databases and an electronic distribution infrastructure to provide its clients with the ability to create, distribute and measure their communications. The Company's clients are corporations and other organizations seeking to communicate their messages through the news media—primarily television—to audiences worldwide. Typical client communication needs include brand awareness, new product launches, regulatory actions, mergers and acquisitions, crisis communications, and other major corporate events.

Medialink specializes in working with clients to create and produce video news segments. The Company produces these news segments on behalf of more than 1,500 clients and provides them to television newsrooms, be they network or local, domestic or foreign, for their free and unrestricted use. For example, the news footage of the AOL-Time Warner merger used by television stations nationwide was distributed live by Medialink. In another example, as part of a 7-Eleven promotional campaign, major market stations recently broadcast live interviews from Medialink's New York studio with former astronaut Buzz Aldrin promoting telephone calling cards for military veterans. The Company also produces and distributes news to radio and Internet newsrooms. During 2001, Medialink generated more than 100,000 broadcast news airings worldwide, reaching a cumulative audience of more than 13 billion viewers and listeners on media as diverse as CNN, ABC, BBC, Germany's SAT1, Bloomberg Radio and Yahoo!. The Company also distributes news to newspapers and other print media.

Clients use Medialink because of its cost-effective and comprehensive array of services, the extensive depth and breadth of its media distribution reach and its long-established status and reputation as a trusted advisor. Through unique agreements with the Associated Press and major broadcast networks, Medialink can quickly alert and distribute its clients' video and audio news to more than 1,000 television, 10,000 radio and thousands of newspaper newsrooms worldwide. Unlike its competitors, Medialink combines this content production and distribution expertise with complete qualitative and quantitative communications monitoring, research and analysis services. Medialink's success is apparent in its rich and diverse client base, which includes AT&T, British Airways, Dell, Disney, Ericsson, Ford, General Motors, Hewlett Packard, IBM, Intel, Jaguar, Novartis, Pearson, Pfizer, Philip Morris, Royal Dutch Shell, Sony, and the UK Foreign and Commonwealth Office. Clients also include virtually every major PR firm in the US and the UK.

STRATEGY

From its inception, the Company has been at the vanguard as PR has evolved from being print-focused to embracing video, audio and, more recently, the Internet. Medialink's strategy is to enable its clients to effectively and efficiently communicate corporate news to targeted audiences through television, radio, print and the Internet. The Company achieves this by: (i) creating and producing compelling content; (ii) distributing content through the Company's unmatched infrastructure; (iii) monitoring distribution effectiveness and providing analytical feedback; and (iv) providing customized research to gauge the effectiveness of clients' communications efforts.

The Company believes it is the market share leader in each of its service offerings. Medialink has identified several avenues that should further support the Company's growth, including: (i) leveraging client relationships through cross-marketing; (ii) developing new products and services; and (iii) broadening the sales force and client base.

OPERATIONAL OVERVIEW

Medialink offers its comprehensive range of services through the following divisions:

Broadcast Services Group ("BSG")—Through BSG, the Company provides its content creation, production, distribution and electronic broadcast monitoring services. BSG's principal products and services include video news releases, live event broadcasts (including satellite media tours, videoconferences and webcasting), audio news releases and radio media tours, in formats that are suitable for all broadcast news media. BSG distributes its clients' news stories directly to targeted television and radio, through its comprehensive distribution platform, and on-line media outlets worldwide, through Newstream.com its Joint Venture with Business Wire. BSG also monitors and statistically analyzes the extent to which content is aired, thereby providing valuable feedback to the client.

Delahaye Medialink—The division is a global leader in providing communications/media research and analysis. Delahaye combines qualitative and quantitative research techniques, proprietary technologies and its own media and communications expertise to help companies and other organizations plan and evaluate their internal and external communications programs. Using data compiled from a variety of sources, including electronic monitoring and press clipping services, the division employs sophisticated statistical analyses to measure the quality and quantity of the clients' print, broadcast and Internet news coverage. Delahaye also offers interpretive analyses that can provide: (i) an overall appraisal of the efficiency and impact of a client's communications efforts; (ii) a comparison of the client's news coverage with that of its competitors; and (iii) a gauge of the client's return on investment for its communications programs.

U.S. Newswire ("USN")—USN is the leading press release wire service for domestic governmental, public affairs and non-profit organization news sources. Its clients rely on it to provide immediate and simultaneous electronic distribution of their news releases, media advisories and press statements to the media and on-line services worldwide The division distributes news releases via a direct wire service feed, as well as through broadcast fax, e-mail, satellite and the Internet. USN also provides still photography services.

SERVICE OFFERING

Medialink offers clients a unique combination of creative content production, global media distribution and research and analysis, which enables clients to communicate their news efficiently and effectively. Through its BSG division, the Company provides a complete range of customized production and distribution services to corporations and other organizations to help them build public recognition, launch new products, manage crisis situations and meet other communications objectives. Utilizing its electronic monitoring capabilities, BSG also measures distribution reach and evaluates results. Through DM's research and analysis, Medialink helps companies evaluate their media communications programs and public image. Through USN, the Company provides news release distribution for governmental, public affairs and non-profit organizations. Medialink's ability to offer the comprehensive services that its clients demand makes it the partner of choice for leading corporations, organizations and PR firms worldwide.

MEDIALINK WORLDWIDE INCORPORATED SERVICE OFFERINGS			
Production and Live Broadcast	**Distribution**	**Internet**	**Research/Analysis**
• Video and Audio News Release Production: Domestic International	• Video and Audio News Release Distribution and Monitoring: Domestic International	• Cyber Media Tours	• Competitive Analysis
• Live Broadcasts: Satellite Media Tours Radio Media Tours Special Event Broadcasts Video Conferences Audio Conferences	• Press Release Distribution	• Webcasting	• News Coverage Analysis
• Electronic Press Kits	• Still Photography & Digital Distribution	• Web Releases	• Campaign Effectiveness
• Public Service Announcements		• Newstream.com	• Performance Benchmarking
• Corporate Videos		• WirePix Distribution	• Syndicated Research Studies
			• Media Audits
			• Strategic Communications Consulting and Crisis

CLIENTS

The Company provides its services to more than 3,000 clients. The Company's clients include corporations such as AT&T, General Motors, IBM, Johnson & Johnson, Dell Computer, Intel, Disney, British Airways, Pfizer Pharmaceuticals, Philip Morris Incorporated, Kraft Foods, Miller Brewing, adidas, Bayer, BP, Diageo, DTI, Ford Motor Company, Jaguar, Pearson, Ericsson, Sony and Novartis; organizations such as the American Association of Retired Persons and the AFL-CIO; and the world's largest marketing communications firms such as Burson-Marsteller, Hill & Knowlton, Ketchum Communications, Edelman Public Relations Worldwide and Weber Shandwick Worldwide.

DISTRIBUTION AGREEMENTS

The Company has long-standing distribution alliances and powerful relationships with major news organizations that provide clients unparalleled access to newsroom decision-makers. Through a unique agreement with the Associated Press for the use of its AP Express newswire, Medialink can quickly alert more than 700 television and 400 radio newsrooms to clients' impending video and audio news. The Company's strong relationships with ABC, CBS and

FOX, among others, provide it access to their network affiliates through their dedicated and highly cost-effective satellite news feeds. Medialink continues to expand its distribution infrastructure through strategic distribution agreements with high-profile media companies such as AOL Time Warner and Yahoo!. Through its Newstream.com joint venture, the Company has developed a delivery mechanism for multi-media content to more than 7,000 on-line newsrooms. Due to the Company's extensive usage of both satellite distribution and electronic broadcast monitoring services, the Company is able to obtain preferential pricing from its key suppliers. Medialink's extensive relationships and its reputation as a producer of newsworthy, broadcast-quality content ensure that clients' video and audio news productions capture the attention of newsroom decision-makers and thus their intended audiences.

BACKGROUND

The Company began offering production – in addition to distribution – of video news releases in 1994 and has since developed a full range of video, audio, Internet, still photography and print services which it now provides on a global basis. Medialink enables its clients to reach more than 11,000 newsrooms at television and radio networks, local stations, cable channels, direct broadcast satellite systems, as well as more than 7,500 online multimedia newsrooms.

The Company's expanded service offerings have evolved from its core business – the satellite distribution of video news releases ("VNR") and the electronic monitoring of their broadcasts on television. A VNR is a television news story that carefully communicates an entity's public relations or corporate message. It is paid for by the corporation or organization seeking to announce news and is delivered without charge to the media. Ultimately, a VNR is the television equivalent of a printed press release, transforming the printed word into the sound and pictures television newsrooms can immediately use in programming. Produced in broadcast news style, VNRs relay the news of a product launch, medical discovery, corporate merger event, timely feature or breaking news directly to television news decision-makers who may use the video and audio material in full or edited form. Most major television stations in the world now use VNRs, some on a regular basis. The Company offers VNR and Audio News Release ("ANR") production services worldwide. Working closely with clients, Medialink's team of highly experienced broadcast and network radio professionals instantly translates clients' messages into effective video or audio news stories. All aspects of production, including scripting, editing, narration and sound bites of the news story are custom-built and designed to reach specifically targeted audiences.

The Company also produces and coordinates live broadcast services include Satellite Media Tours ("SMT"), Radio Media Tours ("RMT"), audio and video news conferences and special-event broadcasts. SMTs consist of a sequence of one-on-one satellite interviews with a series of pre-booked television reporters across the country or around the world. Typical SMT applications include, among others, an interview with an author, performer, executive or other spokesperson promoting an upcoming event, product, movie or book release. SMTs generally are conducted from a studio but can originate from remote locations and may be aired live by the television station or recorded for a later airing. Similar to SMTs, Medialink offers RMTs targeted to radio stations across the country or around the world.

The acceptance of digital audio and video media is driving the next Internet evolution. Companies are seeking to leverage the Internet by creating content rich Web destinations while controlling overhead and production costs. In 1999, Medialink created Newstream.com, a joint venture with Business Wire, a leading distributor of text-based press releases. Newstream.com delivers multimedia assets to more than 7,500 online news and information Web sites that increasingly need streaming video, audio, presentations, and graphics to be competitive. During its second year of operations, Newstream.com experienced strong growth. News organization registrations at Newstream.com grew 98% in 2001 despite a wave of consolidations and layoffs at major online news sites like CNN, AOL, ABC and News Corp. Newstream.com's news site subscribers stood at 18,000 editors, producers and content creators as of December 31, 2001, up from 9,100 at the start of January 2001.

Newstream.com's overall membership – including corporate communicators, public relations professionals, financial advisors and members of the general public – stands at more than 53,000, an 84% increase during the 2001 calendar year. The number of registered public relations and corporate communications professionals jumped 88% from 4,713 in January 2001 to 8,870 in December 2001. The number of registered financial professionals jumped 99% from 1,348 in January 2001 to 2,682 December 2001. Registration among the general public was up 81% from 12,824 in January of 2001 to 23,266 December 2001.

As webcasting continues to gain momentum throughout the communications industry, Medialink has expanded the capabilities of its live webcasting services. Medialink provides production, distribution and tracking of live events on the Web. In tandem with traditional satellite videoconferences or as Web-only events, these webcasts link companies to their clients, consumers, shareholders, employees or other crucial audiences live. Medialink also provides creative counseling to help clients design special web pages and to promote their activities effectively. The Company has produced live webcasts ranging from product launches and press conferences to merger announcements and internal seminars for a number of clients, including Dell Computer Corporation, Boeing, Pearson, Diageo, Kellogg Company, Ford Motor Company, Bell Atlantic, Datek, Radio Shack, Ford Motor Company and Toyota.

In November 1998, Medialink expanded its United Kingdom still photography service into the United States through the acquisition of WirePix, a New York-based public relations photo service. The Company's clients have included corporations such as Hasbro, Colgate-Palmolive, Compaq Computer Corporation and McDonald's. Public relations firms such as Burson-Marstellar, Cohn & Wolfe, Fleishman Hillard and Manning Selvage & Lee have also engaged WirePix's services.

In late 1999, the Company acquired U.S. Newswire LLC. U.S. Newswire, founded in 1986, is a leader in providing satellite wire service, Internet and online distribution of full-text and multimedia news for government and public policy news sources to news media and online services - locally, nationally and worldwide. Clients include Cabinet agencies and the majority of political campaigns, advocacy groups, trade associations, think tanks, public affairs firms and other similar organizations.

The Company continues to diversify its service offerings, and in 1999, the Company accelerated development of its research group by acquiring the Delahaye Group, a leading public relations and media analysis firm. During 2000, the Company successfully integrated it with its own research operations. The new research team has emerged as a leader in helping corporations and organizations around the world communicate more efficiently and effectively. By providing media monitoring, analysis, and public relations research, Medialink helps corporations determine return on investment from their communications efforts. Contributing to the group's growth were the Company's previous investments in Infotrend and NewsIQ.

In 2001, the Company introduced the Media Reputation Index (MRi). MRi is a study that assesses the media's impact on corporate reputation, providing the basis for understanding and improving a company's perception as covered by the news media. The index benchmarks the 100 largest US-based companies including Exxon Mobil Corporation, General Motors Corporation, Ford Motor Company and Wal-Mart Stores, Inc., tracking and evaluating each company's media coverage over time and versus all 100 companies.

EMPLOYEES

As of December 31, 2001, the Company had approximately 299 employees including 182 in client services, 60 in sales and marketing and 57 in administration. Included in administration were executives and employees in new services development totaling 7. None of the Company's employees is represented by a labor union. Management believes that its employee relations are good. The Company also engages on a part-time, project-by-project basis, independent production crews at various locations worldwide. These crews have the skills, training and experience which the Company requires for its production services.

The Company, a Delaware corporation, was incorporated in 1986.

ITEM 3. LEGAL PROCEEDINGS.

The Company is not a party to any material legal proceedings.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

None.

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

The Company's common stock is traded on the National Market System of the National Association of Securities Dealers Automated Quotation System ("NASDAQ") under the symbol MDLK. The following table sets forth the high and low closing sales prices per share of the Company's common stock on the NASDAQ National Market System for the periods indicated:

Quarter Ended	Low	High
Quarter ended March 31, 2000	6.50	12.94
Quarter ended June 30, 2000	5.38	9.13
Quarter ended September 30, 2000	5.63	7.44
Quarter ended December 31, 2000	3.75	7.25
Quarter ended March 31, 2001	2.75	5.63
Quarter ended June 30, 2001	2.49	4.29
Quarter ended September 30, 2001	3.07	4.93
Quarter ended December 31, 2001	2.20	3.95

As of December 31, 2001, there were approximately 1,641 holders of record of the Company's common stock.

The Company has not paid, and does not anticipate paying for the foreseeable future, any dividends to holders of its common stock. The declaration of dividends by the Company in the future is subject to the sole discretion of the Company's Board of Directors and will depend upon the operating results, capital requirements and financial position of the Company, general economic conditions and other pertinent conditions or restrictions relating to any financing.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data have been derived from the Company's audited consolidated financial statements. The information below should be read in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K.

Certain acquisitions occurring in 1999, 1998 and 1997 have been accounted for under purchase accounting and accordingly, are only reflected herein for dates and periods on and after the respective dates of acquisition. Additionally, all of the balances have been restated to reflect the merger with The Delahaye Group, Inc. which was accounted for as a pooling. See Note 3 of the Company's Consolidated Financial Statements.

	For the Years Ended December 31,				
	2001	2000	1999	1998	1997
	(In thousands, except per share data)				
Operating Data:					
Revenues	$ 48,420	$ 56,474	$ 44,614	$ 43,511	$ 30,779
Gross profit	30,722	35,958	29,277	27,584	19,636
Selling, general and administrative expenses (a)	34,275	31,426	25,924	23,375	16,161
Loss from joint venture	728	1,079	234	-	-
Earnings before interest, taxes, depreciation and amortization (a)	(708)	6,346	5,483	6,112	4,535
Operating income (loss)	(6,216)	3,453	3,119	4,209	3,475
Income (loss) before provision for income taxes	(6,348)	3,532	3,339	4,548	3,865
Net income (loss)	(3,773)	2,057	1,992	2,335	2,475
Pro forma earnings (loss) per share (b)	$ (0.46)	$ 0.35	$ 0.34	$ 0.39	$ 0.44
Earnings (loss) per share	$ (0.65)	$ 0.35	$ 0.34	$ 0.39	$ 0.44
Balance Sheet Data:					
Working capital	$ 6,085	$ 10,644	$ 11,117	$ 13,943	$ 14,490
Assets	40,813	42,028	36,982	33,293	30,377
Long-term debt, net	95	157	233	779	687
Stockholders' equity	$ 29,046	$ 32,570	$ 29,887	$ 26,340	$ 22,506

(a) 2001 selling, general and administrative expenses and earnings before interest, taxes, depreciation and amortization exclude restructuring, loss on sale of subsidiary and advisory charges of $634, $496, and $805, respectively.

(b) Pro forma earnings per share is defined as earnings per share excluding restructuring, loss on sale of subsidiary and advisory charges.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

On March 12, 1999, through a wholly owned subsidiary, the Company acquired 100% of the outstanding shares of The Delahaye Group, Inc. ("Delahaye"). The acquisition, which was accounted for as a pooling of interests, was completed through the issuance of 185,666 shares of Medialink common stock valued at approximately $2,800,000. Accordingly, the Company's financial statements and the following management's discussion and analysis include the combined results of operations, financial position and cash flows as though Delahaye was part of Medialink for all periods presented.

In connection with the acquisition, the Company recorded a charge to operating expenses in the first quarter of 1999 of approximately $350,000 for direct and other acquisition-related costs pertaining to the transaction.

Fiscal Year 2001 as Compared to Fiscal Year 2000

Revenues decreased by $8.05 million, or 14%, from $56.47 million in 2000 to $48.42 million in 2001. Revenues from distribution services decreased by $2.68 million, from production and live broadcast services $411,000, from Internet services $4.91 million and from research $59,000. The decrease in revenue from internet services mirrored the downward trend in the new media sector experienced throughout 2001. During the first nine months of 2001 the Company was challenged by a difficult economic environment, resulting in lower than anticipated revenue. As a result of the September 11th tragedy, revenues from the Company's core broadcast services, which includes distribution, production and live broadcast services, were significantly affected.

Direct costs decreased by $2.82 million, or 14%, from $20.52 million in 2000 to $17.70 million in 2001. Direct costs as a percentage of revenue were 36.6% and 36.3%, respectively, in 2001 and 2000. In spite of the difficult economic environment, the Company was able to maintain it's gross profit margin.

Selling, general and administrative ("S, G & A) expenses increased by $2.17 million or 8%, from $28.53 million in 2000 to $30.70 million in 2001. Included in the increase in S, G & A is an increase in payroll and related costs of approximately $1.11 million. Also included in the increase in S, G & A is approximately $779,000 in rent resulting from, among other things, the expansion of the Company's corporate headquarters in New York which now includes a new state-of-the-art production and broadcast television studio that officially opened in April 2001. The Company believes that the studio will provide additional revenue streams as well as reduce its costs of production and distribution services.

As the Company experienced a slow-down in demand resulting from the economic downturn during 2001, it made adjustments during the first and third quarter of 2001 in its personnel and other S, G & A expenditures. As a result of the adjustments made, as well as adjustments made to the direct costs, the Company hopes to achieve annual savings of approximately $4.00 million to S, G & A and direct costs.

During 2001 the Company sold a component of its UK photography business and as a result incurred a loss from the sale of a subsidiary of $496,000.

During 2001 the Company combined its U.S. and international broadcast services into a Global Broadcast Services unit. The corporate reorganization is designed to accelerate the growth of its broadcast services business. The Company incurred a charge of $420,000 as a result of the restructuring. Additionally in September 2001 the Company reduced its staff in the UK and US incurring a restructuring charge of $214,000.

In August 2001 the Company received an unsolicited takeover bid by United Business Media plc to purchase all of its issued and outstanding common shares. In connection with this unsolicited offer the Company incurred legal and financial advisory expenses of approximately $804,000 through December 31, 2001. As of December 31, 2001 the unsolicited offer is no longer active.

Depreciation and amortization expense increased by $679,000, or 24%, from $2.89 million in 2000 to $3.57 million in 2001. The increase was due primarily to additional amortization expense arising from additional earn-out payments, recorded as goodwill, made by the Company on its various acquisitions and depreciation expense related to the Company's new studio.

As a result of the foregoing, the Company experienced an operating loss of $6.22 million in 2001 as compared to operating income of $3.45 million in 2000. Excluding the loss from joint venture, loss on sale of subsidiary, advisory charges and restructuring charges the operating loss for 2001 was $3.55 million as compared to operating income of $4.53 million in 2000.

Interest expense increased by $226,000 from $47,000 in 2000 to $273,000 in 2001. The increase was due to the Company increased borrowings on its line of credit during 2001 as compared to 2000.

Income tax expense (benefit) was calculated using Medialink's effective tax rates of 41% in 2001 and 42% in 2000.

Including loss from joint venture, loss from sale of subsidiary, advisory charges and restructuring charges, the Company had a net loss of $3.77 million in 2001 as compared to net income of $2.06 million in 2000. In 2001 the Company had basic loss per share of $0.65 compared to basic earnings per share of $0.36 in 2000.

Fiscal Year 2000 as Compared to Fiscal Year 1999

Revenues increased by $11.86 million, or 27%, from $44.61 million in 1999 to $56.47 million in 2000. Revenues from distribution services increased by $3.10 million, from production and live broadcast services $3.35 million, from Internet services $2.65 million and from research $2.76 million.

Direct costs increased by $5.18 million, or 34%, from $15.34 million in 1999 to $20.52 million in 2000. Direct costs as a percentage of revenue were 36% and 34%, respectively, in 2000 and 1999. The decrease in the gross profit percentage in 2000 was primarily as a result of the service mix. The Company's revenue from internet services, which generally have lower gross margins than its other services, contributed 10% of revenue in 2000 as compared with 7% in 1999.

Selling, general and administrative expenses increased by $5.50 million or 21%, from $25.93 million in 1999 to $31.43 million in 2000. Selling, general and administrative expenses as a percentage of revenues were 58% and 56% for 2000 and 1999, respectively. The increase was due primarily to an increase in the Company's salary costs, which increased by $2.84 million in 2000. Expanded investments in NewsIQ, Infotrend and Total News Tracking, as well as the development and construction of new state-of-the-art editing and broadcast facilities in New York and London, contributed to the increase in selling, general and administrative costs. The Company believes that revenue generated from these investments as well as their reduction in costs will have an accretive effect on the Company's future results of operations.

As a result of the above, earnings before interest, taxes, depreciation and amortization ("EBITDA") increased by $863,000, or 16%, from $5.48 million in 1999 to $6.35 million in 2000. The increase includes an increase in the loss from the Company's joint venture of $845,000. As a percentage of revenue, EBITDA in 2000 was 11% as compared with 12% in 1999.

Depreciation and amortization expense increased by $530,000, or 22%, from $2.36 million in 1999 to $2.89 million in 2000. The increase was primarily due to amortization expense of intangible assets arising from earn-out payments, recorded as goodwill, made during the year.

As a result of the foregoing, operating income increased by $334,000, or 11%, from $3.12 million in 1999 to $3.45 million in 2000. For the period from January 1, 2000 through September 30, 2000 the Company experienced strong growth in operating income, however due to the economic slow down, revenue growth in the 4th quarter slowed reducing operating income. The increase in operating income includes an increase in the loss from joint venture of $845,000, as well as increased investments in NewsIQ, Infotrend, Total News Tracking and new state-of-art editing and broadcast facilities. As a percentage of revenue, operating income in 2000 was 6% as compared with 7% in 1999.

Interest income, net of interest expense decreased by $141,000 from $220,000 in 1999 to $79,000 in 2000. The decrease was primarily due to the Company maintaining lower average balances in cash and cash equivalents in 2000 as compared to 1999.

Income tax expense was calculated using Medialink's effective tax rates of 42% in 2000 and 40% in 1999. The increase in the rate is mainly the result of lower tax free interest earned during 2000 as compared to 1999.

Net income increased by $64,000 or 3%, from $1.99 million in 1999 to $2.06 million in 2000. Diluted earnings per share increased by $0.01 or 3% from $0.34 per share in 1999 to $0.35 per share in 2000.

LIQUIDITY AND CAPITAL RESOURCES

Medialink has financed its operations primarily through cash generated from operations and through draw downs on its line of credit facility. Cash flow provided by operating activities amounted to $569,000 and $5.61 million in 2001 and 2000, respectively. Capital expenditures which are primarily incurred to support Medialink's sales and operations were $2.19 million in 2001 and $3.16 million in 2000. Capital expenditures during 2000 include approximately $1.50 million for the build-out and equipment purchases for our New York offices, which include the construction of our new state-of-the-art editing and broadcast facility. The Company believes that the studio will provide additional revenue streams as well as reduce its costs of production and distribution services. Medialink has no capital expenditure plans other than in the ordinary course of business.

On August 1, 1999 the Company entered into a joint venture with Business Wire to form Business Wire/Medialink, LLC, doing business as Newstream.com. Each member made an initial capital contribution of $2.00 million, plus acquisition costs. The Company accounts for its interest in Newstream.com under the equity method. During 2001 each member made an additional capital contribution of $500,000 each. During 2001 the Company also made various earn-out payments on acquisitions aggregating $1.06 million in cash.

During July 1998 the Company acquired all of the outstanding common shares of Tempest T.V. Limited, d/b/a The London Bureau ("The London Bureau"). The initial purchase price of £1.00 million (approximately $1.65 million) was paid in the form of £655,000 (approximately $1.07 million) in cash and the issuance of 31,206 shares of the Company's common stock valued at approximately £380,000 (approximately $628,000). Earn-out provisions allowed for additional payments of purchase price of up to approximately £2.80 million (approximately $4.61 million), based on certain revenue and profitability goals of the International Division of Medialink, to be paid over a period of three years. In connection with this acquisition two of the shareholders of The London Bureau entered into deeds of covenant not to compete with the Company with terms of three and four years, respectively. In consideration for the deeds of covenant not to compete, the two shareholders received payments aggregating approximately $485,000. During the year ended December 31, 2000 the Company made it's final earn-out payment.

In June 1997 Medialink acquired certain assets of CTV. The initial purchase price of $4.18 million was paid $3.85 million in cash and $333,000 in Medialink common stock. Included in the cash portion was $300,000 related to the purchase of a non-compete. Earn-out provisions allow for up to an additional $6.2 million to be paid, through 2002, based upon certain revenue and profitability targets over the next five years. Assuming the targets are met, the overall consideration will be in the form of cash and Medialink common stock, as specified in the agreement. During 2001 and 2000 Medialink made cash payments of approximately $834,000 and $1.17 million, respectively, as additional consideration for the CTV acquisition.

At December 31, 2001 the maximum future earn-out payments on the above acquisitions are approximately $1.80 million ($1.29 million in the form of cash and $510,000 in the form of Medialink common stock) through March 2003.

In August 2001 the Company received an unsolicited takeover bid by United Business Media plc to purchase all of its issued and outstanding common shares. In connection with this unsolicited offer the Company retained a financial advisor. The terms of such retention provide that the Company pay the financial advisor between $2,000,000 and $2,500,000 by August 20, 2002. Through December 31, 2001 $400,000 was charged to operations related to this agreement. As of December 31, 2001 the unsolicited offer is no longer active.

During 1999 the Company entered into a three year line of credit facility with a financial institution. At December 31, 2001 the Company had borrowings on the facility of $6.27 million. Covenants under the line of credit agreement require the Company to meet certain financial ratios, including minimum tangible net worth and maximum debt to earnings ratios, as defined in the agreement. At December 31, 2001 the Company was not in compliance with the debt to earnings ratio covenant which has been waived by the lender through April 1,

2002. Subsequent to December 31, 2001 the Company received a commitment from the financial institution to amend the line of credit facility extending the due date to January 1, 2003 and allowing for borrowings of up to $7.50 million. Additionally the financial covenant that the Company was not in compliance with was terminated and replaced with a covenant based on earnings before interest, taxes, depreciation, amortization and other charges, as defined in the agreement. Management believes that the Company is currently in compliance with this new covenant.

As at December 31, 2001 Medialink had $4.68 million in cash and cash equivalents as compared with $3.54 million as at December 31, 2000. As at December 31, 2001 and 2000, long-term debt, including current portion, was $150,000 and $256,000, respectively.

The Company believes that it has sufficient capital resources, including availability under its line of credit facility, and cash flow from operations to fund its net cash needs for at least the next twelve months.

RISK FACTORS

Major News Events
Events which dominate news broadcasts, may cause the Company's clients to delay their use of, or not use, the Company's services for a particular project as such clients may determine that their messages may not receive adequate attention in light of the coverage of other new events. Such circumstances could have a material adverse effect on the Company's business, operating results and financial condition.

Susceptibility to General Economic Conditions
The Company's revenues are affected by its clients' marketing communications spending and advertising budgets. The company's revenues and results of operations may be subject to fluctuations based upon general economic conditions in the geographic locations where it offers its services or distributes its material. If there were to be continued economic downturn or a continued recession in these geographic locations, then the Company expects that business enterprises, including its clients and potential clients, could substantially and immediately reduce their marketing and communications budgets. In the event of such an economic climate, there would be a material adverse effect on the Company's business, operating results and financial condition.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Debt

The Company has a line of credit agreement which exposes the Company to the risk of earnings or cash flow loss due to changes in market interest rates. At December 31, 2001, $6.27 million was outstanding on the line of credit which has a maturity date of July 2002. The interest rate is based upon the 30-day commercial paper rate (1.78% at December 31, 2001) plus 1.75%. At December 31, 2001 the Company was not in compliance with one of its financial covenants which has been waived by the lender through April 1, 2002. Subsequent to December 31, 2001 the Company received a commitment from the financial institution to amend the line of credit facility extending the due date to January 1, 2003 and allowing for borrowings of up to $7.50 million. Additionally the financial covenant that the Company was not in compliance with was terminated and replaced with a covenant based on earnings before interest, taxes, depreciation, amortization and other charges, as defined in the agreement. Management believes that the Company is currently in compliance with this new covenant. All other Company debt is fixed-rate and, therefore, does not expose the Company to the risk of earning or cash flow loss due to changes in market interest rate.

Foreign Operations

In the normal course of business, through its UK operations, the Company is exposed to the effect of foreign exchange rate fluctuations on the United States dollar value of its foreign subsidiaries' results of operations and financial condition. At December 31, 2001, the Company's primary foreign currency market exposure was the British pound.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

With the exception of the historical information contained in this Form 10-K, the matters described herein may contain forward-looking statements that are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve various risks and may cause actual results to differ materially. These risks include, but are not limited to, the ability of Medialink to grow internally or by acquisition, and to integrate acquired businesses, changing industry and competitive conditions, and other risks outside the control of Medialink referred to in its registration statement and periodic reports filed with the Securities and Exchange Commission.

EFFECTS OF NEWLY-ISSUED ACCOUNTING STANDARDS

In July 2001, the FASB issued Statement No. 141, Business Combinations, and Statement No. 142, "Goodwill and Other Intangible Assets". Statement 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001 as well as all purchase method business combinations completed after June 30, 2001. Statement 141 also specifies criteria intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill, noting that any purchase price allocable to an assembled workforce may not be accounted for separately. Statement 142 will require that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of Statement 142.

Statement 142 will also require that intangible assets with definite useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.

The Company is required to adopt the provisions of Statement 141 immediately, except with regard to business combinations initiated prior to July 1, 2001, which it expects to account for using the pooling-of-interests method, and Statement 142 effective January 1, 2002. Furthermore, any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will continue to be evaluated for impairment in accordance with the appropriate pre-Statement 142 accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of Statement 142.

Statement 141 will require upon adoption of Statement 142, that the Company evaluate its existing intangible assets and goodwill that were acquired in a prior purchase business combination, and to make any necessary reclassifications in order to conform with the new criteria in Statement 141 for recognition apart from goodwill. Upon adoption of Statement 142, the Company will be required to reassess the useful lives and residual values of all intangible assets acquired in purchase business combinations, and make any necessary amortization period adjustments by the end of the first interim period after adoption. In addition, to the extent an intangible asset is identified as having an indefinite useful life, the Company will be required to test the intangible asset for impairment in accordance with the provisions of Statement 142 within the first interim period. Any impairment loss will be measured as of the date of adoption and recognized as the cumulative effect of a change in accounting principle in the first interim period.

In connection with the transitional goodwill impairment evaluation, Statement 142 will require the Company to perform an assessment of whether there is an indication that goodwill is impaired as of the date of adoption. To accomplish this the Company must identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of the date of adoption. The Company will then have up to six months from the date of adoption to determine the fair value of each reporting unit and compare it to the reporting unit's carrying amount. To the extent a reporting unit's carrying amount exceeds its fair value, an indication exists that the reporting unit's goodwill may be impaired and the Company must perform the second step of the transitional impairment test. In the second step, the Company must compare the implied fair value of the reporting unit's goodwill, determined by allocating the reporting unit's fair value to all of its assets (recognized and unrecognized) and liabilities in a manner similar to a purchase price allocation in accordance with Statement 141, to its carrying amount, both of which would be measured as of the date of adoption. This second step is required to be completed as soon as possible, but no later than the end of the year of adoption. Any transitional impairment loss will be recognized as the cumulative effect of a change in accounting principle in the Company's statement of earnings.

As of the date of adoption, the Company will have unamortized goodwill in the amount of $11,582,000 which will be subject to the transition provisions of Statements 141 and 142. Amortization expense related to goodwill was $885,000 and $730,000 for the year ended December 31, 2001 and 2000, respectively. Because of the extensive effort needed to comply with adopting Statements 141 and 142, it is not practicable to reasonably estimate the impact of adopting these Statements on the Company's financial statements at the date of this report, including whether any transitional impairment losses will be required to be recognized as the cumulative effect of a change in accounting principle.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143 ("SFAS 143"), "Accounting for Asset Retirement Obligations," which is effective January 1, 2003. SFAS 143 addresses the financial accounting and reporting for obligations and retirement costs related to the retirement of tangible long-lived assets. The Company does not expect that the adoption of SFAS 143 will have a significant impact on its financial statements.

In August 2001, the FASB issued Statement of Financial Accounting Standards No. 144 ("SFAS 144"), "Accounting for the Impairment or Disposal of Long-Lived Assets," which is effective January 1, 2002. SFAS 144 supersedes FASB Statement No 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions relating to the disposal of a segment of a business of Accounting Principles Board Opinion No. 30. The Company does not expect that the adoption of SFAS 144 will have a significant impact on its financial statements.

INFLATION

Inflation has not had, nor does the Company anticipate it having, a significant impact on the Company's current and future operations.

FOREIGN CURRENCY

The conversion of various European currencies to the Euro has not had, nor does the Company anticipate it having, a significant impact on the Company's current and future operations.

CRITICAL ACCOUNTING POLICIES

We have identified the policies below as significant to our business operations and the understanding of our results of operations. The impact and any associated risks related to these policies on our business operations is discussed throughout Management's Discussion and Analysis of Financial Condition and Results of Operations where such policies affect our reported and expected financial results. For a detailed discussion on the application of these and other accounting policies, see Note 1 in the Notes to the Consolidated Financial Statements in Item 8 of this Form 10-K, beginning on page F-6.

Intangible Assets
Goodwill, which represents the excess of the purchase price paid by the Company over the fair market value of net assets acquired in business acquisitions accounted for under the purchase method, is being amortized on a straight-line basis over the estimated future period of benefit, which ranges from 10 to 20 years. Other intangible assets, including customer lists and covenants not to compete, are being amortized on a straight-line basis over the term of the agreement or the estimated future period of benefit, which ranges from 3 to 7½ years.

The agreements pursuant to which the Company acquired certain companies include provisions that could require the Company to issue additional cash or shares of common stock if certain performance targets are met. The value of any such additional consideration will be added to the goodwill related to such acquisition and amortized over the remainder of that goodwill's useful life.

Long-lived assets and certain identifiable intangibles, including goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Should the Company experience a reduction in revenue and cash flow because our business or market conditions vary from our current expectations, we may not be able to realize the carrying value of these assets and will record an impairment charge at that time.

Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. We considered all of the available evidence to arrive at our position on the net deferred tax assets; however, should circumstances change which would alter our judgment in this regard it may have an impact on future operating results.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The following audited consolidated financial statements and related report are set forth in this Annual Report on Form 10-K on the following pages:

KPMG

Independent Auditors' Report

The Board of Directors
Medialink Worldwide Incorporated

We have audited the accompanying consolidated balance sheets of Medialink Worldwide Incorporated and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Medialink Worldwide Incorporated and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

New York, New York
March 28, 2002

MEDIALINK WORLDWIDE INCORPORATED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
As of December 31, 2001 and 2000

	2001	2000
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 4,680,075	$ 3,542,257
Accounts receivable, net of allowance for doubtful accounts of $356,240 and $467,492	8,260,396	13,568,651
Prepaid expenses and other current assets	2,874,339	2,635,985
Prepaid and refundable taxes	1,743,659	-
Deferred tax assets	199,000	199,000
Total current assets	17,757,469	19,945,893
Property and equipment, net	6,127,665	5,532,560
Goodwill, customer list and other intangibles, net of accumulated amortization of $7,198,915 and $5,294,538	12,220,225	13,091,075
Investment in joint venture	781,604	1,009,872
Deferred tax assets	1,900,000	1,000,000
Other assets	2,025,590	1,448,863
Total assets	$ 40,812,553	$ 42,028,263
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current portion of long-term debt	$ 55,639	$ 99,224
Borrowings on credit facilities	6,268,681	2,000,000
Accounts payable	1,573,371	3,735,397
Accrued expenses and other current liabilities	3,774,061	2,154,769
Income taxes payable	-	1,312,628
Total current liabilities	11,671,752	9,302,018
Long-term debt, net of current portion	44,719	106,572
Note payable - stockholder	50,000	50,000
Total liabilities	11,766,471	9,458,590
Stockholders' Equity:		
Common stock; $.01 par value. Authorized 15,000,000 shares; issued and outstanding 5,820,714 shares in 2001 and 5,751,693 shares in 2000	58,207	57,517
Additional paid-in capital	24,409,660	24,138,687
Retained earnings	4,799,464	8,572,943
Accumulated other comprehensive loss	(221,249)	(199,474)
Total stockholders' equity	29,046,082	32,569,673
Total liabilities and stockholders' equity	$ 40,812,553	$ 42,028,263

See accompanying notes to consolidated financial statements

MEDIALINK WORLDWIDE INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Revenues	$ 48,420,133	$ 56,473,553	$ 44,614,200
Direct costs	17,697,753	20,515,111	15,337,053
Gross Profit	30,722,380	35,958,442	29,277,147
Operating expenses:			
Selling, general and administrative expenses	30,703,302	28,532,954	23,561,115
Depreciation and amortization	3,571,943	2,893,361	2,362,941
Loss from joint venture	728,268	1,079,095	233,837
Loss on sale of subsidiary	495,905	-	-
Restructuring charges	634,000	-	-
Advisory charges	804,626	-	-
Total Operating Expenses	36,938,044	32,505,410	26,157,893
Operating income (loss)	(6,215,664)	3,453,032	3,119,254
Interest expense	(273,383)	(46,924)	(49,508)
Interest income	141,568	125,478	269,738
Income (loss) before income taxes	(6,347,479)	3,531,586	3,339,484
Provision (beneifit) for income taxes	(2,574,000)	1,475,000	1,347,000
Net income (loss)	$ (3,773,479)	$ 2,056,586	$ 1,992,484
Basic earnings (loss) per share	$ (0.65)	$ 0.36	$ 0.36
Diluted earnings (loss) per share	$ (0.65)	$ 0.35	$ 0.34

See accompanying notes to consolidated financial statements

MEDIALINK WORLDWIDE INCORPORATED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

For the Years Ended December 31, 2001, 2000 and 1999

	Common stock		Additional		Accumulated Other Comprehensive Loss - Foreign	Total
	Number of Shares	Par Value	Paid-In Capital	Retained Earnings	Currency Translation Adjustment	Stockholders' Equity
Balance at January 1, 1999	5,482,077	54,821	21,860,924	4,523,873	(99,549)	26,340,069
Comprehensive income:						
Net income	-	-	-	1,992,484	-	1,992,484
Foreign currency translation adjustment	-	-	-	-	(92,359)	(92,359)
Total comprehensive income						1,900,125
Stock options exercised	80,277	803	539,511	-	-	540,314
Issuances of common stock in connection with acquisitions of businesses	74,505	745	1,105,765	-	-	1,106,510
Balance at December 31, 1999	5,636,859	$ 56,369	$ 23,506,200	$ 6,516,357	$ (191,908)	$ 29,887,018
Comprehensive income:						
Net income	-	-	-	2,056,586	-	2,056,586
Foreign currency translation adjustment	-	-	-	-	(7,566)	(7,566)
Total comprehensive income						2,049,020
Stock options exercised	38,895	389	102,497	-	-	102,886
Issuances of common stock in connection with acquisitions of businesses	75,939	759	529,990	-	-	530,749
Balance at December 31, 2000	5,751,693	57,517	24,138,687	8,572,943	(199,474)	32,569,673
Comprehensive income:						
Net loss	-	-	-	(3,773,479)	-	(3,773,479)
Foreign currency translation adjustment	-	-	-	-	(21,775)	(21,775)
Total comprehensive loss						(3,795,254)
Stock options exercised	42,320	423	121,240	-	-	121,663
Issuances of common stock in connection with acquisitions of businesses	26,701	267	149,733	-	-	150,000
Balance at December 31, 2001	5,820,714	58,207	24,409,660	4,799,464	(221,249)	29,046,082

See accompanying notes to consolidated financial statements

MEDIALINK WORLDWIDE INCORPORATED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001, 2000 and 1999

	2001	2000	1999
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ (3,773,479)	$ 2,056,586	$ 1,992,484
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	3,571,943	2,893,361	2,362,941
Loss on sale of subsidiary	495,905	-	-
Deferred income taxes	(900,000)	(356,000)	(294,000)
Equity loss from joint venture	728,268	1,079,095	233,837
Changes in assets and liabilities, net of acquisitions:			
Accounts receivable	5,142,857	(2,281,235)	(2,610,026)
Other assets	(645,199)	(225,993)	(762,155)
Prepaid expenses and other current assets	(263,908)	39,776	163,641
Prepaid and refundable income taxes	(1,743,659)	-	-
Accounts payable and accrued expenses	(730,740)	1,567,872	(20,492)
Income taxes payable	(1,312,628)	840,256	(733,331)
Net cash provided by operating activities	569,360	5,613,718	332,899
CASH FLOWS FROM INVESTING ACTIVITIES:			
Cash paid for acquisitions, net of cash acquired, and acquisition costs	(1,058,600)	(2,789,327)	(2,764,030)
Cash paid for investment in joint venture	(500,000)	-	(2,235,869)
Cash received for sale of subsidiary, net of cash included in assets sold	29,908	-	-
Purchases of property and equipment	(2,187,756)	(3,163,176)	(1,423,865)
Net cash used in investing activities	(3,716,448)	(5,952,503)	(6,423,764)
CASH FLOWS FROM FINANCING ACTIVITIES			
Advances on line of credit	4,268,681	2,000,000	2,000,000
Payments on line of credit	-	(2,000,000)	(200,000)
Repayments on note payable - shareholder	-		(38,664)
Proceeds from the issuance of common stock in connection with the exercise of stock options	121,663	102,886	211,961
Repayments of long term debt	(105,438)	(105,552)	(592,116)
Net cash provided by (used in) financing activities	4,284,906	(2,666)	1,381,181
Net decrease increase in cash and cash equivalents	1,137,818	(341,451)	(4,709,684)
Cash and cash equivalents at the beginning of year	3,542,257	3,883,708	8,593,392
Cash and cash equivalents at end of year	$ 4,680,075	$ 3,542,257	$ 3,883,708

See accompanying notes to consolidated financial statements

MEDIALINK WORLDWIDE INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. *Summary of Significant Accounting Policies*

Description of Business and Basis of Presentation
Medialink Worldwide Incorporated (the "Company") is a provider of worldwide video and audio production and distribution services and public relations research services for businesses and other organizations that seek to communicate and evaluate their news through television, radio, the Internet and other media. The Company, a Delaware corporation formed on September 24, 1986, is headquartered in New York with offices in the United States and the United Kingdom.

On March 12, 1999, through a wholly owned subsidiary, the Company acquired 100% of the outstanding shares of The Delahaye Group, Inc. ("Delahaye"). The acquisition was accounted for as a pooling of interests and, accordingly, all of the Company's prior period consolidated financial statements have been restated to include the combined results of operations, financial position and cash flows of Delahaye for all periods presented.

The consolidated financial statements include the accounts of Medialink Worldwide Incorporated and its wholly owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Revenue Recognition
Revenue earned from the distribution and monitoring of video news releases and the distribution of printed news releases is recognized in the period that the release is distributed. Fees earned for webcasts, satellite media tours and other live events and the production of video news releases and still photographs are recognized in the period that the services are performed. Fees earned from research services are recognized using the percentage of completion method.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions by management related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with a maturity of three months or less, to be cash equivalents.

Property and Equipment
Property and equipment is depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or the estimated useful life of the asset. The following estimated useful lives are used for financial statement purposes:

Office equipment	5 years
Furniture and fixtures	10 years
Leasehold improvements	5 to 10 years

Intangible Assets
Goodwill, which represents the excess of the purchase price paid by the Company over the fair market value of net assets acquired in business acquisitions accounted for under the purchase method, is being amortized on a straight-line basis over the estimated future period of benefit, which ranges from 10 to 20 years. Other intangible assets, including customer lists and covenants not to compete, are being amortized on a straight-line basis over the term of the agreement or the estimated future period of benefit, which ranges from 3 to 7½ years.

The agreements pursuant to which the Company acquired certain companies include provisions that could require the Company to issue additional cash or shares of common stock if certain performance targets are met. The value of any such additional consideration will be added to the goodwill related to such acquisition and amortized over the remainder of that goodwill's useful life.

Long-lived assets and certain identifiable intangibles, including goodwill, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Major Customers
Revenues from one customer amounted to approximately 11% of total revenues in 2001 and 1999, respectively. No customer amounted to 10% or more in 2000.

Investments in Affiliates
The Company accounts for its investments in affiliates in which it owns between 20% and 50% of the voting stock and possesses significant influence over the affiliate under the equity method. Investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the fair value of an investment is less than its carrying amount, and when such a loss in value is determined to be other than temporary.

Foreign Currency Translation
The financial position and results of operations of the Company's UK subsidiaries and bureau are measured using local currency as the functional currency. Assets and liabilities of the entities have been translated at exchange rates on the balance sheet date, and related revenue and expenses have been translated at average monthly exchange rates. The aggregate effect of translation adjustments is reflected as a separate component of shareholders' equity in accumulated other comprehensive loss until there is a sale or liquidation of the underlying foreign investment.

Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be

recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Accounting for Stock-Based Compensation
The Company accounts for its stock option plan in accordance with Statement of Financial Accounting Standards ("SFAS") No. 123 which allows entities to continue to apply the provisions of Accounting Principles Board ("APB") Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made in 1995 and future years as if the fair-value-based method, as defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of APB No. 25 and provide the pro forma disclosure required by SFAS No. 123 (See Note 7).

Fair Value of Financial Instruments
The carrying amounts of cash, receivables, accounts payable, accrued liabilities and borrowings on line of credit facility approximate fair value because of the short maturity of these instruments. The carrying amounts of long-term debt approximate fair value as the effective rates for these instruments are comparable to market rates at year-end.

Reclassifications
For comparability, certain 2000 and 1999 amounts have been reclassified, where appropriate, to conform to the financial statement presentation used in 2001.

Earnings per Share
Basic earnings (loss) per share ("EPS") is computed by dividing net income (loss) attributable to common stock by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from the exercise or conversion of securities to common stock. For the year ended December 31, 2001 the Company had common stock equivalents of 32,075 related to stock options that were not included in the computation of EPS because they were antidilutive. Weighted average shares outstanding used for computing EPS for the years ended December 31, 2001, 2000 and 1999 are as follows:

Weighted Average Shares Outstanding	2001	2000	1999
Basic	5,797,679	5,700,721	5,547,409
Diluted	5,797,679	5,931,849	5,921,686

2. *Property and Equipment*

Property and equipment, at cost, consists of:

	December 31, 2001	December 31, 2000
Office equipment and software	$6,593,308	$5,769,049
Furniture and fixtures	1,225,412	1,021,345
Leasehold improvements	3,533,880	2,778,701
	11,352,600	9,569,095
Less accumulated depreciation and amortization	(5,224,935)	(4,036,535)
Property and equipment, net	$6,127,665	$5,532,560

3. *Business Transactions*

(a) Acquisitions

On June 16, 1997 the Company acquired certain assets of Corporate TV Group, Inc. ("CTV"), a provider of strategic video communications to corporations and other organizations for internal and external audiences. As consideration for the purchase, the Company paid $3.55 million in cash and issued 37,037 shares of the Company's common stock valued at $333,333. Earn-out provisions allow for up to an additional $6.2 million to be paid based upon certain revenue and profitability targets through 2002. Assuming the targets are met, the additional consideration will be paid in the form of cash and the Company's common stock, as specified in the agreement. Through December 31, 2001 approximately $5.13 million of additional consideration has been recorded under the earn-out provision. Additionally, in connection with this acquisition, the Company paid $300,000 to the stockholder of CTV for a non-compete agreement which expires in 2004. This amount has been recorded as an intangible asset and is being amortized using the straight-line method over the term of the agreement.

In July 1998 the Company acquired all of the outstanding common shares of Tempest T.V. Limited, d/b/a The London Bureau ("The London Bureau"), a producer of corporate video for use by British broadcasters. The initial purchase price of £1.00 million (approximately $1.65 million) was paid in the form of £655,000 (approximately $1.07 million) in cash and the issuance of 31,206 shares of the Company's common stock valued at approximately £380,000 (approximately $628,000). Earn-out provisions allowed for additional payments of purchase price of up to approximately £2.80 million (approximately $4.61 million), based on reaching certain revenue and profitability levels of the International Division of Medialink, to be paid in the form of cash and the Company's common stock, as specified in the agreement, over a period of three years. Through December 31, 2001 approximately $1.65 million of additional consideration was recorded under the earn-out provision. In connection with this acquisition two of the shareholders of The London Bureau entered into deeds of covenant not to compete with the Company with terms of three and four years, respectively. In consideration for the deeds of covenant not to compete, the two shareholders received payments aggregating £295,000 (approximately $485,000). At December 31, 2001 there are no additional earn-out payments due.

During 1999 the Company made various acquisitions in public relations still photography and news-related companies. As consideration for these purchases, the Company paid $2.95 million cash and 55,348 shares of the Company's common stock valued at $800,000. Earn-out provisions allow for additional payments of purchase price of up to $1.50 million, based on reaching certain profitability levels, to be paid in the form of cash and the Company's common stock as specified in the agreement, over a period of three years. Through December 31, 2001 $750,000 of additional consideration has been recorded under the earn-out provisions. Additionally, in connection with one of the acquisitions the Company entered into covenants not to compete with two of the significant shareholders with terms of five years. Two executive officers of the Company had an interest in one of the acquisitions aggregating approximately 20%. In order to avoid an apparent conflict of interest, an independent member of the Board of Directors and an independent employee negotiated the agreement.

At December 31, 2001 the maximum future earn-out payments on the above acquisitions are approximately $1.80 million ($1.29 million in the form of cash and $510,000 in the form of Medialink common stock) through March 2003.

All of the above acquisitions have been accounted for under the purchase method of accounting and the results of operations of the acquisitions have been included in the consolidated statements of operations from the dates of acquisition. As of December 31, 2001 the aggregate purchase price, including acquisition costs and amounts paid as a result of earn-out agreements, exceeded the estimated fair value of the total net assets acquired by $18.06 million for all of the acquisitions. Of this amount $4 million has been allocated to customer lists and is being amortized on a straight line basis over 5 years and $14.06 million have been allocated to goodwill and is being amortized on a straight line basis over periods ranging from 10 to 20 years.

In March 2001 the Company sold a component of its UK photography business and as a result incurred a loss from the sale of a subsidiary amounting to approximately $496,000.

On March 12, 1999, through a wholly owned subsidiary, the Company acquired 100% of the outstanding shares of The Delahaye Group, Inc. ("Delahaye") a provider of public relations and marketing communications research. The acquisition, which was accounted for as a pooling of interests, was completed through the issuance of 185,666 shares of Medialink common stock valued at approximately $2,800,000. Accordingly, all of the Company's prior period consolidated financial statements have been restated to include the combined results of operations, financial position and cash flows of Delahaye for all periods presented. In connection with the acquisition, the Company recorded a charge to operating expenses of approximately $350,000 for direct and other acquisition-related costs relating to the transaction.

(b) Joint Venture

On August 1, 1999 the Company entered into a joint venture with Business Wire to form Business Wire/Medialink, LLC ("Newstream"), for the purpose of connecting its clients to multimedia Internet news sites as Newstream.com. The Company, which has a 50% interest in the joint venture, accounts for its interest in Newstream under the equity method, as it does not have a controlling interest in the entity. During 2001 each member made an additional capital contribution of $500,000.

The following is selected financial data of Newstream at December 31:

	2001	2000	1999
Balance Sheet Data:			
Total current assets	$813,000	$601,000	$3,204,000
Total assets	2,277,000	2,069,000	4,130,000
Total current liabilities	1,351,000	684,000	592,000
Total liabilities and members equity	2,277,000	2,069,000	4,130,000
Operating Data:			
Revenues	1,137,000	940,000	-
Operating loss	(1,461,000)	(2,228,000)	(506,000)
Net loss	(1,457,000)	(2,152,000)	(462,000)

Approximately $497,000 and $587,000 of total revenue, related to internet public relations services, for the joint venture was generated by the Company in 2001 and 2000, respectively.

The Company also allocates certain expenses to the joint venture for personnel and other direct, general and administrative costs incurred on its behalf. Total assessments amounted to $959,000, $1,346,000 and $389,000 in 2001, 2000 and 1999, respectively. The balance outstanding at December 31, 2001, 2000 and 1999 relating to these assessments amounted to $919,000, $410,000 and $389,000, respectively and are included in prepaid expenses and other current assets.

4. Lines of Credit – Bank

During 1999, the Company repaid and terminated its existing line of credit and entered into a new three year line of credit facility (the "Credit Facility"), through July 2002, with a different lending institution. Loans under the Credit Facility bear interest at the 30-Day Commercial Paper Rate (1.78% at December 31, 2001) plus 1.75%, per annum.

The Company is subject to an unused line fee of ¼ of 1% per annum.

Covenants under the line of credit agreement require the Company to meet certain financial ratios, including minimum tangible net worth and maximum debt to earnings ratios, as defined in the agreement. At December 31, 2001 the Company was not in compliance with the debt to earnings ratio covenant which has been waived by the lender through April 1, 2002.

Substantially all of the assets of the Company are pledged as collateral under the credit facility.

Subsequent to December 31, 2001 the Company received a commitment from the bank to amend the line of credit facility allowing for borrowings of up to $7.50 million and extending the due date to January 1, 2003, subject to annual renewal thereafter with bank's consent. Additionally the financial covenant that the Company was not in compliance with was terminated and replaced with a covenant based on earnings before interest, taxes, depreciation, amortization and other charges, as defined in the agreement. Management believes that the Company is currently in compliance with this new covenant.

5. *Long-term Debt:*

As of December 31, debt consisted of:

		2001	2000
Note payable	(a)	$100,358	$157,974
Covenant not to compete	(b)	-	47,822
		100,358	205,796
Less: current portion		55,639	99,224
		$ 44,719	$106,572

(a) In connection with the 1996 acquisition of PR Data, the Company converted certain amounts payable to a former stockholder of PR Data into a note payable for a principal amount of $330,000. The note is payable in quarterly installments of $15,507, which includes principal and interest at a rate of 8% per annum through July 2003.

(b) In connection with the acquisition of PR Data the Company entered into non-compete agreements with the principal officers and stockholders of PR Data. The agreements provided for quarterly payments through June 2001 aggregating $410,000. At the date of acquisition the present value of these payments, imputed at 9.5% per annum, was approximately $317,000 and was recorded as an intangible asset and related liability.

Aggregate maturities of long-term debt are as follows:

For the year ending December 31,	
2002	55,639
2003	44,719
	$100,358

6. *Stockholders' Equity:*

In 2001, 2000 and 1999 the Company issued 26,701 shares, 75,939 shares and 74,505 shares, respectively, of common stock as consideration for acquisitions. The fair value of the common stock was determined based on the average trading price, over various periods, of the Company's common stock at the times of the respective acquisitions.

During 2001 the Board of Directors implemented a preferred stock rights plan. Under the rights plan, the Board declared a dividend distribution of one preferred stock purchase right for each outstanding share of common stock of the Company, payable to shareholders of record at the close of business on August 30, 2001. The Rights will continue to be represented by, and trade with, the Company's common stock certificates unless the Rights become exercisable. The Rights become exercisable (with certain exceptions) only in the event that a person or group acquires, or announces a tender or exchange offer for, 15 percent or more of the Company's shares outstanding or the total voting power of the Company.

7. *Employee Compensation Plans*

The Company provides an incentive and nonqualified stock option plan (the "Stock Option Plan") for employees and other eligible participants. The option price for all incentive stock options is the fair market value of the Company's common stock on the date of grant, except for employees owning more than 10% of the outstanding common stock of the Company. The option price for employees owning more than 10% of the outstanding common stock of the Company may be no less than 110% of the fair market value of the shares on the date of the option grant. The stock options vest over a period of four years and have a term of ten years. The number of options to be granted and option prices are determined by the Compensation Committee of the Board of Directors in accordance with the terms of the Stock Option Plan. The Company has reserved 1,670,808 shares of authorized common stock for issuance under this plan. As of December 31, 2001 the Company had 412,414 shares available for grant.

Activity in the Stock Option Plan is as follows:

	Shares Under Option	Weighted Average Exercise Prices
Outstanding at January 1, 1999	643,599	$6.74
Granted	352,700	$9.90
Exercised	(24,290)	$4.90
Canceled	(38,785)	$11.85
Outstanding at December 31, 1999	933,224	$7.77
Exercisable at December 31, 1999 through 2009	574,998	$5.85
Outstanding at January 1, 2000	933,224	$7.77
Granted	5,542	$6.58
Exercised	(22,483)	$2.42
Canceled	(41,422)	$10.34
Outstanding at December 31, 2000	874,861	$7.78
Exercisable at December 31, 2000 through 2010	813,946	$6.52
Outstanding at January 1, 2001	874,861	$7.78
Granted	336,732	$3.30
Exercised	(39,920)	$2.91
Canceled	(178,407)	$8.49
Outstanding at December 31, 2001	993,266	$6.38
Exercisable at December 31, 2001 through 2011	634,143	$6.87

The Following table summarizes information about stock options outstanding under the Stock Option Plan at December 31, 2001:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$3.00-6.50	712,646	6.87 years	$3.81	445,536	$ 4.01
$9.13-11.25	163,620	6.86 years	$11.10	110,452	$11.02
$15.00-19.50	117,000	6.51 years	$16.03	86,975	$16.06

The Company provides a stock option plan for its directors (the "Director Plan") for the granting of options to non-employee members of the Company's Board of Directors to purchase shares of the Company's common stock. The Company has reserved 180,000 shares of authorized common stock for the issuance under this plan. The option price under the Director Plan shall not be less than the fair market value of such share of common stock on the date of grant. Under the Director Plan, options issued vest over a three year period and are exercisable at such times as determined by the Company but no later than 15 years after the date of the grant.

Under the Director Plan options to purchase 18,000 shares at the exercise price of $4.38, 28,000 shares at exercise prices ranging between $7.25 and $8.06 and 18,000 shares at the exercise price of $16.50 were issued during 2001, 2000 and 1999, respectively. These options expire 10 years from the date of grant; however, upon termination of board membership of any director, the options will expire 12 months after the termination date, but no later than the expiration date. During the year ended December 31, 1999 24,400 options were exercised under the Director Plan. No options were exercised under the Director Plan during 2001 or 2000. Non-employee directors are also eligible for additional grants of 3,000 shares per year provided they continue to serve the Company in that capacity. Such future grants would become exercisable over a three-year period.

The following table summarizes information about stock options outstanding under the Director Plan at December 31, 2001:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$3.54-8.06	84,000	11.53 years	$ 5.13	62,667	$ 4.88
$9.38-13.25	40,000	10.48 years	$11.11	40,000	$11.11
$16.50-19.38	28,000	11.78 years	$17.53	22,006	$17.81

If the Company had elected to recognize compensation cost at the grant date, based on the fair value of the options granted, in 2001, 2000 and 1999, as prescribed by SFAS 123, the Company's net income (loss) and earnings (loss) per share for the years ended December 31, 2001, 2000 and 1999 would approximate the pro forma amounts as indicated below:

	For the year ended December 31,		
	2001	2000	1999
Net income (loss) - as reported	$(3,773,479)	$2,056,586	$1,992,484
Net income (loss) - pro forma	$(3,837,679)	$2,040,586	$1,862,484
Basic EPS - as reported	$ (.65)	$ .36	$ .36
Basic EPS - pro forma	$ (.66)	$ .36	$ .34
Diluted EPS - as reported	$ (.65)	$ .35	$ .34
Diluted EPS - pro forma	$ (.66)	$ .34	$ .31

The fair value of each grant is estimated using the Black-Scholes Options Pricing Model with the following assumptions: dividend yield of 0% for all grants, expected volatility of 71% in 2001, 89% in 2000 and 53% for 1999 grants, risk free interest rates of 4.50% for 2001, 6.55% for 2000 and 6.30% for 1999 grants and expected lives of 5 years for all grants.

8. *Commitments*

(a) Leases

The Company has various non-cancelable operating leases for office space that expire in 2010. Future minimum payments under operating leases consisted of the following at December 31, 2001:

For the year ending December 31,	
2002	3,115,000
2003	3,062,000
2004	2,822,000
2005	2,929,000
2006	2,854,000
Thereafter	7,253,000
Total minimum lease payments	$22,035,000

Rent expense under operating leases amounted to approximately $3,414,000, $2,635,000 and $1,911,000 for the years ended December 31, 2001, 2000 and 1999, respectively.

(b) Employment Agreements

The Company has entered into employment agreements with various executives expiring through December 31, 2002. Future minimum payments, including base salary and minimum bonuses, related to these agreements, are approximately $1,598,000 in 2002.

(c) Advisory Charges

In August 2001 the Company received an unsolicited takeover bid by United Business Media plc to purchase all of its issued and outstanding common shares. In connection with this unsolicited offer the Company retained a financial advisor. The terms of such retention provide that the Company pay the financial advisor between $2,000,000 and $2,500,000 by August 20, 2002. Through December 31, 2001 $400,000 was charged to operations related to this agreement. As of December 31, 2001 the unsolicited offer is no longer active.

9. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following at December 31:

	2001	2000
Production costs	$856,396	$ 520,847
Salary and related	561,550	223,583
Professional fees	453,196	16,250
Deferred revenue	399,199	406,306
Value added taxes payable	95,368	349,503
Other	1,408,352	638,280
	$3,774,061	$2,154,769

10. Income Taxes:

The provision (benefit) for income taxes consists of the following components:

	For the Year Ended December 31,		
	2001	2000	1999
Current:			
Federal	$(1,558,000)	$1,380,000	$1,241,000
State and local	(116,000)	451,000	400,000
	(1,674,000)	1,831,000	1,641,000
Deferred:			
Federal	(375,000)	(268,000)	(222,000)
State and local	(525,000)	(88,000)	(72,000)
	(900,000)	(356,000)	(294,000)
	$(2,574,000)	$1,475,000	$1,347,000

MEDIALINK WORLDWIDE INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The difference in income tax expense (benefit) between the amount computed using the statutory federal income tax rate and the Company's effective tax rate is due to the following:

	For the Year Ended December 31,		
	2001	2000	1999
Income tax expense (benefit) at statutory rate	$(2,158,000)	$1,200,880	$1,135,425
Increase (decrease) in income taxes resulting from:			
Investment income not subject to Federal income tax	-	(17,000)	(83,300)
State and local income taxes, net of Federal income tax benefit	(423,000)	258,972	258,155
Non-deductible expenses and other	7,000	32,148	36,720
	$(2,574,000)	$1,475,000	$1,347,000

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets are as follows:

	As of December 31,	
	2001	2000
Allowance for doubtful accounts	$199,000	$199,000
Depreciation and amortization of property and equipment	63,000	42,000
Amortization of intangibles	1,237,000	958,000
Net operating loss carry forwards	400,000	-
Capital loss carryforward	200,000	-
	$2,099,000	$1,199,000

The Company has a capital loss carryforward of approximately $500,000, expiring in 2006, that can be used to offset future capital gains. The company also has net operating loss carryforwards for state and local tax purposes of approximately $6 million. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers projected future taxable income and tax planning strategies in making this assessment. Based on the historical taxable income and projections for future taxable income over the periods that the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the deferred tax assets.

MEDIALINK WORLDWIDE INCORPORATED AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

11. Segment Information

Management considers all of the Company's products and services to be included as a single operating segment, therefore, the disclosure requirements of SFAS 131 consist only of segment information by geographic location.

A summary of the Company's operations by major geographic location are as follows for the years ended December 31,

	2001		2000		1999	
	US	UK	US	UK	US	UK
Revenues:						
External clients	$40,397,000	$8,023,000	$48,252,000	$8,222,000	$38,226,000	$6,388,000
Inter-segment	330,000	636,000	142,000	626,000	215,000	750,000
Total revenues	$40,727,000	$8,659,000	$48,394,000	$8,848,000	$38,441,000	$7,138,000
Total assets	$38,243,000	$2,570,000	$36,155,000	$5,873,000	$32,152,000	$4,830,000

12. Supplemental Cash Flow Information:

Cash paid for interest and income taxes during the years ended December 31, 2001, 2000 and 1999 was as follows:

	2001	2000	1999
Interest	$273,000	$ 47,000	$ 50,000
Income Taxes	$1,378,000	$979,000	$2,376,000

Non-cash investing and financing activities for the years ended December 31, 2001, 2000 and 1999 were as follows:

	2001	2000	1999
Common stock issued in connection with acquisitions	$ 150,000	$ 531,000	$ 1,106,000
Accrued stock-based compensation related to acquisition	$ -	$ -	$ 328,000
Accrued earn-out provision	$ 208,000	$ 61,000	$ -

13. 401(k) Plan:

The Company maintains a qualified 401(k) plan (the "Plan") covering all eligible employees. Eligible employees may make elective salary reduction contributions to the Plan of up to 15% of their annual compensation, subject to a dollar limit established by law. In addition, the Company may provide, in its discretion, a matching contribution equal to a percentage of the employee's contribution. Participants are fully vested at all times in the amounts they contribute to the Plan. Only participants who have completed a year of service during the Plan year and are actively employed on the last day of such year are vested in the Company's matching contributions for such year. The Company's matching contributions amounted to approximately $128,000, $136,000 and $93,000 in 2001, 2000 and 1999, respectively.

14. *Allowance for Doubtful Accounts:*

	2001	2000
Balance at beginning of year	$467,492	$310,622
Direct write-offs	(279,267)	-
Additional charges to costs and expenses	168,015	156,870
Balance at the end of year	$356,240	$467,492

15. *Quarterly Results of Operations (Unaudited):*

(In thousands of dollars, except per share data)

	For the Quarter Ended			
	March 31, 2001	June 30, 2001	September 30, 2001	December 31, 2001
Revenues	$13,348	$13,490	$10,402	$11,180
Gross profit	8,513	8,845	6,423	6,941
Operating income (loss)	(1,629)	63	(2,907)	(1,743)
Net income (loss)	(955)	20	(1,770)	(1,068)
Basic earnings (loss) per share	(0.17)	-	(0.30)	(0.18)
Diluted earnings (loss) per share	(0.17)	-	(0.30)	(0.18)

	For the Quarter Ended			
	March 31, 2000	June 30, 2000	September 30, 2000	December 31, 2000
Revenues	$13,417	$15,147	$13,782	$14,128
Gross profit	8,711	9,547	8,956	9,044
Operating income	772	1,379	879	423
Net income	467	812	535	243
Basic earnings per share	0.08	0.14	0.09	0.04
Diluted earnings per share	0.08	0.14	0.09	0.04

16. *Restructuring Charges :*

In March 2001 the Company combined its U.S. and international broadcast services into a Global Broadcast Services unit. The corporate reorganization is designed to accelerate the growth of its broadcast services business. The Company incurred a charge of $420,000 as a result of the restructuring.

Additionally in September 2001 the Company reduced its staff in the UK and US incurring a restructuring charge of $214,000. The total charges aggregating $634,000 included severance and related payments to terminated employees of approximately $430,000. Through December 31, 2001 approximately $524,000 of the total restructuring charges have been paid and the remaining balance of approximately $110,000 is included in accrued expenses.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

None.

PART III

The information contained in Part III is incorporated by reference from the Company's definitive proxy statement for its annual meeting of Stockholders to be held on June 6, 2002.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

(a) 1. FINANCIAL STATEMENTS

2. All schedules have been omitted because they are not applicable or the required information is included in the financial statements or notes thereto.

(c) Reports on Form 8-K were filed with the Securities and Exchange Commission on August 20, 2001 and December 17, 2001.

(c) EXHIBITS

Exhibit Number	Description	Foot notes
3.1	Amended and Restated Certificate of Incorporation of Medialink Worldwide Incorporated	(1)
3.2	Amended and Restated By-Laws of the Medialink Worldwide Incorporated	(2)
4.1	Preferred Stock Rights Agreement, dated as of August 16, 2001 between Medialink Worldwide Incorporated and Mellon Investor Service, LLC, including the Certificate of Designation, the form of Rights Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively	(3)
*10.1	Amended and restated employment Agreement, dated as of August 28, 2001, by and between Medialink Worldwide Incorporated and Laurence Moskowitz	
*10.2	Amended and restated employment Agreement, dated as of August 28, 2001, by and between Medialink Worldwide Incorporated and J. Graeme McWhirter	
10.3	Employment Agreement, dated as of January 1, 1999, by and between Medialink Worldwide Incorporated and David Davis	
10.4	Employment Agreement, dated as of November 18, 1996, by and between Medialink Worldwide Incorporated and Nicholas F. Peters	(5)
10.5	Employment Agreement, dated as of June 16, 1997, by and between Medialink Worldwide Incorporated and Richard Frisch	(6)
10.6	Non-Compete Agreement, dated as of June 16, 1997, by and between Medialink Worldwide Incorporated, Corporate TV Group, Inc. and Richard Frisch	(7)
10.7	Indenture of Lease	(8)
10.8	Asset Purchase Agreement, dated as of June 16, 1997, by and among Medialink Worldwide Incorporated, Corporate TV Group, Inc. and Richard Frisch	(9)
10.9	Registration Rights Agreement, made as of June 16, 1997, by and between Medialink Worldwide Incorporated and Richard Frisch	(10)
10.10	Lease, dated July 18, 1996, between Oakwood Avenue Partners and Medialink PR Data Corporation	(11)
10.11	Lease, dated September 21, 1994, between Clemons Properties Partners and Video Broadcasting Corporation	(12)
10.12	First Lease Modification Agreement, dated March 4, 1996, between Clemons Properties Partners and Video Broadcasting Corporation	(13)
10.13	Second Lease Modification Agreement, dated March 4, 1996, between Clemons Properties Partners and Video Broadcasting Corporation	(14)
10.14	Third Lease Modification Agreement, dated May, 1996, between Clemons Properties Partners and Video Broadcasting Corporation	(15)

10.15	Lease, dated October 1, 1990, between 1401 New York Avenue, Inc. and Video Broadcasting Corporation	(16)
10.16	First Amendment of Lease, dated March 25, 1996, between 1401 New York Avenue, Inc. and Video Broadcasting Corporation	(17)
10.17	Office Lease, dated June 7, 1989, between Teachers' Retirement System of the State of Illinois and Video Broadcasting Corporation	(18)
10.18	First Amendment to Lease, dated June 1, 1994, between Teachers' Retirement System of the State of Illinois and Video Broadcasting Corporation	(19)
10.19	Second Amendment to Lease, made as of the 19th day of November, 1996, by and between Teachers' Retirement System of the State of Illinois and the Company	(20)
10.20	Lease Agreement, dated November 14, 1994, between City & Corporate Counsel Limited and Video Broadcasting Corporation Inc.	(21)
10.21	Underlease, dated February 9, 1995, between City & Corporate Counsel Limited and Video Broadcasting Corporation Inc.	(22)
10.22	Amended and Restated AP Express Agreement, dated November 1, 1992, between Press Association, Inc. and Video Broadcasting Corporation. Portions of Exhibit 10.33 have been omitted and filed separately with the Commission	(23)
10.23	Addendum, dated February 21, 1996, to the AP Express Agreement, between Press Association, Inc. and Video Broadcasting Corporation. Portions of Exhibit 10.34 have been omitted and filed separately with the Commission	(24)
10.24	Amendment, dated November 18, 1996, to the Amended and Restated AP Express Agreement	(25)
10.25	Medialink Worldwide Incorporated 401(k) Tax Deferred Savings Plan	(26)
10.26	Amended and Restated Stock Option Plan and form of Stock Option Agreement	(27)
10.27	Medialink Worldwide Incorporated 1996 Directors Stock Option Plan and form of 1996 Directors Stock Option Agreement	(28)
10.28	Form of Indemnification Agreement	(29)
10.29	Share Purchase Agreement by and among Medialink Worldwide Incorporated and the Shareholders of Tempest T.V. Limited	(30)
10.30	Deed of Covenant by and between Medialink Worldwide Incorporated and Stuart Maister	(31)
10.31	Deed of Covenant by and between Medialink Worldwide Incorporated and Alan M. Greenberg	(32)
10.32	Executive Service Agreement by and between Medialink Worldwide Incorporated and Stuart Maister	(33)
10.33	Deed of Tax Covenant by and between Medialink Worldwide Incorporated and the Shareholders of Tempest T.V. Limited	(34)
21.	Subsidiaries of Medialink Worldwide Incorporated	
23.	Consent of KPMG LLP	

27. Financial Data Schedule

---

(1) Filed as Exhibit 2.5 to Medialink Worldwide Incorporated Form 8-A, filed on January 16, 1997 (Registration No. 000-21989) and incorporated herein by reference.

(2) Filed as Exhibit 10.2 to Medialink Worldwide Incorporated Amendment No. 2 to the Registration Statement on Form S-1 (Registration No. 333-14119) dated November 20, 1996 and incorporated herein by reference.

(3) Filed as Exhibit 4.1 to Medialink Worldwide Incorporated Report on Form 8-A dated August 16, 2001 and incorporated herein by reference.

(4) Filed as Exhibit 10.3 to Medialink Worldwide Incorporated Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (Registration No. 333-14119) dated November 20, 1996 and incorporated herein by reference.

(5) Filed as Exhibit 10.5 to Medialink Worldwide Incorporated Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (Registration No. 333-14119) dated November 20, 1996 and incorporated herein by reference.

(6) Filed as Exhibit 28.1 to Medialink Worldwide Incorporated Current Report on Form 8-K dated July 1, 1997 and incorporated herein by reference.

(7) Filed as Exhibit 28.2 to Medialink Worldwide Incorporated Current Report on Form 8-K dated July 1, 1997 and incorporated herein by reference.

(8) Filed as Exhibit 28.3 to Medialink Worldwide Incorporated Current Report on Form 8-K dated July 1, 1997 and incorporated herein by reference.

(9) Filed as Exhibit 2.1 to Medialink Worldwide Incorporated Current Report on Form 8-K dated July 1, 1997 and incorporated herein by reference.

(10) Filed as Exhibit 28.4 to Medialink Worldwide Incorporated Current Report on Form 8-K dated July 1, 1997 and incorporated herein by reference.

(11) Filed as Exhibit 10.10 to Medialink Worldwide Incorporated Registration Statement on Form S-1 (No. 333-14119) dated October 15, 1996 and incorporated herein by reference.

(12) Filed as Exhibit 10.11 to Medialink Worldwide Incorporated Registration Statement on Form S-1 (No. 333-14119) dated October 15, 1996 and incorporated herein by reference.

(13) Filed as Exhibit 10.12 to Medialink Worldwide Incorporated Registration Statement on Form S-1 (No. 333-14119) dated October 15, 1996 and incorporated herein by reference.

(14) Filed as Exhibit 10.13 to Medialink Worldwide Incorporated Registration Statement on Form S-1 (No. 333-14119) dated October 15, 1996 and incorporated herein by reference.

(15) Filed as Exhibit 10.14 to Medialink Worldwide Incorporated Registration Statement on Form S-1 (No. 333-14119) dated October 15, 1996 and incorporated herein by reference.

(16) Filed as Exhibit 10.16 to Medialink Worldwide Incorporated Registration Statement on Form S-1 (No. 333-14119) dated October 15, 1996 and incorporated herein by reference.

(17) Filed as Exhibit 10.17 to Medialink Worldwide Incorporated Registration Statement on Form S-1 (No. 333-14119) dated October 15, 1996 and incorporated herein by reference.

(18) Filed as Exhibit 10.19 to Medialink Worldwide Incorporated Registration Statement on Form S-1 (No. 333-14119) dated October 15, 1996 and incorporated herein by reference.

(19) Filed as Exhibit 10.20 to Medialink Worldwide Incorporated Registration Statement on Form S-1 (No. 333-14119) dated October 15, 1996 and incorporated herein by reference.

(20) Filed as Exhibit 10.39 to Medialink Worldwide Incorporated Pre-Effective Amendment No. 3 to the Registration Statement on Form S-1 (No. 333-14119) dated January 7, 1997, and incorporated herein by reference.

(21) Filed as Exhibit 10.23 to Medialink Worldwide Incorporated Registration Statement on Form S-1 (No. 333-14119) dated October 15, 1996 and incorporated herein by reference.

(22) Filed as Exhibit 10.24 to Medialink Worldwide Incorporated Registration Statement on Form S-1 (No. 333-14119) dated October 15, 1996 and incorporated herein by reference.

(23) Filed as Exhibit 10.28 to Medialink Worldwide Incorporated Registration Statement on Form S-1 (No. 333-14119) dated October 15, 1996 and incorporated herein by reference.

(24) Filed as Exhibit 10.29 to Medialink Worldwide Incorporated Registration Statement on Form S-1 (No. 333-14119) dated October 15, 1996 and incorporated herein by reference.

(25) Filed as Exhibit 10.29 to Medialink Worldwide Incorporated Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (No. 333-14119) dated November 20, 1996 and incorporated herein by reference.

(26) Filed as Exhibit 10.33 to Medialink Worldwide Incorporated Registration Statement on Form S-1 (No. 333-14119) dated October 15, 1996 and incorporated herein by reference.

(27) Filed as Exhibit 10.34 to Medialink Worldwide Incorporated Registration Statement on Form S-1 (No. 333-14119) dated October 15, 1996 and incorporated herein by reference.

(28) Filed as Exhibit 10.35 to Medialink Worldwide Incorporated Registration Statement on Form S-1 (No. 333-14119) dated October 15, 1996 and incorporated herein by reference.

(29) Filed as Exhibit 10.36 to Medialink Worldwide Incorporated Registration Statement on Form S-1 (No. 333-14119) dated October 15, 1996 and incorporated herein by reference.

(30) Filed as Exhibit 2.1 to Medialink Worldwide Incorporated Current Report on Form 8-K dated July 8, 1998 and incorporated herein by reference.

(31) Filed as Exhibit 28.1 to Medialink Worldwide Incorporated Current Report on Form 8-K dated July 8, 1998 and incorporated herein by reference.

(32) Filed as Exhibit 28.2 to Medialink Worldwide Incorporated Current Report on Form 8-K dated July 8, 1998 and incorporated herein by reference.

(33) Filed as Exhibit 28.3 to Medialink Worldwide Incorporated Current Report on Form 8-K dated July 8, 1998 and incorporated herein by reference.

(34) Filed as Exhibit 28.4 to Medialink Worldwide Incorporated Current Report on Form 8-K dated July 8, 1998 and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

MEDIALINK WORLDWIDE INCORPORATED

By: /s/ Laurence Moskowitz
Laurence Moskowitz,
Chairman of the Board, Chief Executive Officer and President

By: /s/ J. Graeme McWhirter
J. Graeme McWhirter
Executive Vice President, Secretary and Chief Financial Officer
Dated: March 28, 2002

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Laurence Moskowitz ....March 28,2002
Laurence Moskowitz, Chairman
of the Board, Chief Executive Officer and President

/s/ Harold Finelt ....March 28,2002
Harold Finelt, Director

/s/ Donald Kimelman ... .March 28,2002
Donald Kimelman, Director

/s/ James J. O'Neill ....March 28,2002
James J. O'Neill, Director

/s/ Theodore Wm. Tashlik . ...March 28,2002
Theodore Wm. Tashlik, Director

/s/ Paul Sagan ....March 28,2002
Paul Sagan, Director

/s/ J. Graeme McWhirter ....March 28,2002
J. Graeme McWhirter, Director
Executive Vice President, Secretary and Chief Financial Officer

/s/ Alain Schibl ....March 28,2002
Alain Schibl, Director

Exhibit 21 SUBSIDIARIES OF MEDIALINK WORLDWIDE INCORPORATED

The Delahaye Group, Inc.

On Line Broadcasting Limited

Tempest T.V. Limited

KPMG

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders of Medialink Worldwide Incorporated:

We consent to the incorporation by reference in the registration statement (No. 333-27207) on Form S-8 of Medialink Worldwide Incorporated of our report dated March 28, 2002, relating to the consolidated balance sheets of Medialink Worldwide Incorporated and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001, which report appears in the December 31, 2001 annual report on Form 10-K of Medialink Worldwide Incorporated.

KPMG LLP

New York, New York
April 1, 2002

Investor Information

Board of Directors

Laurence Moskowitz
Chairman, President and Chief Executive Officer; Medialink Worldwide Incorporated

J. Graeme McWhirter
Executive Vice President and Chief Financial Officer; Medialink Worldwide Incorporated

Harold Finelt
Vice President, American Research & Development

Donald Kimelman
Director, Venture Fund; The Pew Charitable Trust

Alain Schibl
Managing Director and Partner; Duet Wealth Management

James J. O'Neill
Private Financial Consultant

Paul Sagan
President; Akamai Technologies, Inc.

Theodore Wm. Tashlik
Member; Tashlik, Kreutzer, Goldwyn & Crandell P.C.

Audit Committee

Messrs. Finelt, Kimelman and O'Neill

Compensation Committee

Messrs. Finelt, Kimelman and Tashlik

Stock Option Committee

Messrs. Finelt and Kimelman

Corporate Contact

Ryan Barr, Director of Corporate Development & Communications
rbarr@medialink.com

Transfer Agent

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, NJ 07660
www.mellon-investor.com

Independent Auditors

KPMG LLP
345 Park Avenue
New York, NY 10154
(212) 758-9700

Outside Counsel

Tashlik, Kreutzer, Goldwyn & Crandell P.C.
833 Northern Boulevard
Great Neck, NY 11021
(516) 466-8005

Form 10-K

The Company would be pleased to provide, without charge, a copy of its most recent 10-K upon written request to the Chief Financial Officer, Medialink Worldwide Incorporated, 708 Third Avenue, New York, NY 10017. A full copy is also available online at www.medialink.com.

Stock Exchange Listing

The common shares of Medialink Worldwide Incorporated are traded over The Nasdaq Stock Market® under the symbol MDLK.

Headquarters

Medialink Worldwide Incorporated
708 Third Avenue
New York, NY 10017 USA
(212) 682-8300
(800) 843-0677
Fax (212) 682-5260
www.medialink.com

International Hub

Medialink Worldwide Incorporated
7 Fitzroy Square
London, W1P 5AH,
United Kingdom
011-44-207-554-2700
Fax 011-44-207-554-2710

Worldwide Offices

Chicago • Dallas • Los Angeles • London • New York • Norwalk, CT • Portsmouth, NH • San Francisco • Washington, DC

Market for the Registrant's Common Equity and Related Stockholder Matters

The Company's common stock trades on The Nasdaq Stock Market® under the symbol MDLK.

The following table sets forth the high and low closing sales prices per share of the Company's common stock for the periods presented.

Quarter Ended	Low	High
Quarter ended March 31, 2000	6.50	12.938
Quarter ended June 30, 2000	5.375	9.125
Quarter ended September 30, 2000	5.625	7.438
Quarter ended December 31, 2000	3.75	7.25
Quarter ended March 31, 2001	2.75	5.625
Quarter ended June 30, 2001	2.49	4.29
Quarter ended September 30, 2001	3.07	4.93
Quarter ended December 31, 2001	2.20	3.95

As of December 31, 2001, there were approximately 1,641 holders of record of the Company's common stock.

The Company has not paid, and does not anticipate paying for the foreseeable future, any dividends to holders of its common stock. The declaration of dividends by the Company in the future is subject to the sole discretion of the Company's Board of Directors and will depend upon the operating results, capital requirements and financial position of the Company, general economic conditions and other pertinent conditions or restrictions relating to any financing.

Notice of Annual Meeting

Medialink Worldwide Incorporated will conduct its Annual Meeting at the Company's Headquarters, 708 Third Avenue, 8th Floor, New York, NY 10017 USA, at 9:30 a.m. on Thursday, June 6, 2002.

Designed by Curran & Connors, Inc. / www.curran-connors.com

Medialink

Medialink Worldwide Incorporated
708 Third Avenue
New York, NY 10017 USA
t: 212.682.8300
800.843.0677
f: 212.682.2370
www.medialink.com

U.S. Newswire
A Division of Medialink

Delahaye Medialink

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